February 21, 2007

WRITER'S DIRECT NUMBER:  (317) 236-2289
DIRECT FAX:  (317) 592-4666
INTERNET:  Stephen.Hackman@icemiller.com

VIA EDGAR AND FACSIMILE

Terence O'Brien, Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

1 Station Place, N.E.

Mail Stop 7010

Washington, DC 20549

Re:	Haynes International, Inc.
Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2006
File No. 333-32617

Dear Mr. O'Brien:

On behalf of our client, Haynes International, Inc. (the "Company"), this letter responds to the Staff's comment on the above-referenced filing ("Form 10-K") provided to Francis J. Petro by letter dated February 13, 2007. For your convenience, the subheadings and order of responses set forth below correspond with the subheadings and order set forth in the Staff's comment letter. The Staff's comments are in bold. The page numbers in this letter refer to the respective pages of Form 10-K.

Form 10-K for the Fiscal Year Ended September 30, 2006

Note 10 – Pension Plan and Retirement Benefits, Page 76

1.

We note from your disclosure that as of September 30, 2006 and 2005 you had unrecognized actuarial losses of $28.6 million and $36.8 million respectively. Furthermore, included in your net period cost for year ended September 30, 2006 and 2005 you recognized actuarial losses of $1.7 million and zero respectively. Please provide your calculation of the 2006 amortization of unrecognized actuarial losses pursuant to paragraph 59 of SFAS 106. Additionally, please describe for us the circumstances that precipitated the $36,747,000 OPEB actuarial loss in the year ended 9/30/05. The loss is substantial relative to the beginning of the year projected benefit obligation and it is not clear whether there was an error.

Terence O'Brien, Accounting Branch Chief

February 21, 2007

The nature of the Postretirement Medical and Life Insurance Plans was fundamentally changed by a negative plan amendment recognized at March 31, 2006 which set an annual $5.0 million cap on aggregate Company-paid retiree healthcare expenditures for all future years, effective January 1, 2007. Because of this event, under paragraph 73 of SFAS 106, a remeasurement was performed as of March 31, 2006. Accordingly, the amortization of the unrecognized loss for fiscal 2006 was determined separately for the six-month periods ended March 31, 2006 and September 30, 2006 and the results were combined to obtain the amount for the full fiscal year.

The amortization of the unrecognized loss for FY2006 is $907,707 for the six-month period ending March 31, 2006, plus $782,378 for the six-month period ending September 30, 2006, for a total of $1,690,085.

At September 30, 2005, the APBO was $126,713,327, the unrecognized loss was $36,816,348, and the average remaining service period for active plan participants was 13.3 years. In accordance with FAS 106, paragraph 59, the loss amortization for the six-month period ending March 31, 2006 is calculated as follows:

[36,816,348-(10%*126,713,327)]/13.3 * 6/12 = 907,707.

At March 31, 2006, the APBO was $75,055,880, the unrecognized loss was $28,316,839, and the average remaining service period for active plan participants was 13.3 years. In accordance with FAS 106, paragraph 59, the loss amortization for the six-month period ending September 30, 2006 is calculated as follows:

[28,316,839 – (10%*75,055,880)]/13.3 * 6/12 = 782,378.

The actuarial loss of $36,747,561 during the year ended September 30, 2005 consists of the following three components: (1) $20.0 million due to the increase in per capita costs resulting from the sharp increase in benefit payments, as evidenced by an increase from $3,777,474 for the year ending September 30, 2003 to $5,909,165 for the year ending September 30, 2004; (2) $10.7 million due to a change in census data, which includes an update of the participant demographic data; and (3) $6.0 million due to the decrease in the discount rate from 6.125% at September 30, 2004 to 5.75% at September 30, 2005.

As illustrated by the foregoing, the reported actuarial loss of $36,747,561 during the year ended September 30, 2005 is not an error.

Terence O'Brien, Accounting Branch Chief

February 21, 2007

Note 16 – Segment Reporting, page 86

2.

You disclose that you operate in one business segment. However, we note the disclosures in MD&A that certain alloy wire products have higher margins and that sales of such products have been material. We further note on page 90 that the corporate structure includes vice presidents in charge of specific products and geographic regions. We also note that the Haynes Wire Company is operated as a separate subsidiary. Please tell us how you considered the guidance of paragraph 10 of SFAS 131 in determining your operating segments. Please also provide us the internal reports provided to your chief operating decision maker (CODM) during the 2005 and 2006 fiscal years.

The Company develops, manufactures, markets and distributes technologically advanced, high-performance alloys, which are used primarily in the aerospace, chemical processing and land-based gas turbine industries. The Company has three manufacturing facilities located in Kokomo, Indiana; Arcadia, Louisiana; and Mountain Home, North Carolina. The Kokomo and Arcadia facilities specialize in flat and tubular products, respectively, and the Mountain Home facility manufactures wire products (stainless steel and high-performance alloy wire). The Company's products consist of different types of alloys and are sold in different forms, however, the nature of the business is the same at each of the Company's manufacturing facilities. The business activities at each of those facilities consist of manufacturing, processing and distributing high-performance alloys. In fact, substantially all of the Company's products originate from the same melting process which must be accomplished using the melting and remelting equipment located in the Kokomo facility. The end-use customers for all of the Company's products are similar or identical. In addition to manufacturing facilities, the Company has domestic and foreign service and sales centers, which handle sales and marketing on a centralized basis. Technical support is also handled on a centralized basis within the Company.

The business is operated in one segment, and no component of the business individually meets the three criteria for an operating segment as defined in paragraph 10 of SFAS No. 131.

a.        The Company's business is not organized such that discrete components engage in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the Company's business).

•

Although each of the Company's manufacturing facilities manufactures products, sales of the Company’s products are handled primarily through the sales force located in Kokomo and at the service and sales centers. The sales force is responsible for selling all of the Company's products.

Terence O'Brien, Accounting Branch Chief

February 21, 2007

•

Providing new products and applications, as well as technical assistance, to the Company's customers are important parts of the Company's marketing strategy and its ability to produce revenue. The Company's research and technology group is therefore directly involved in developing and implementing the Company's marketing strategy and communicating with customers. All members of the research and technology group are located at the Kokomo facility. As a result, these functions are centralized and not managed independently by the separate manufacturing facilities.

•

The flow of products among the Company's different facilities is extensive and varied and is dependent upon the needs of each individual customer. As an example, a nickel-based alloy may be melted and processed into a bar form in Kokomo, sent to a third party converter to be drawn down to rod-stock size, and then sent to the Mountain Home facility to be drawn down into a finished size. The product might then be sold to a third party customer, sent to the Kokomo facility or sent to one of the Company's service and sales centers for sale to a third party. Transfers of product between facilities are made either at specified transfer prices or at cost, and any resulting revenues or expenses are not specifically tracked or reviewed. In the case of third party sales through the Company's service and sales centers, the resulting revenue is not credited or attributed to any particular facility or component of the business.

•

The Company's service and sales centers in Europe and elsewhere in the world act only as a distribution channel for the Company's various products and do not engage in a separate business. The Company has no manufacturing operations in Europe or elsewhere outside of the United States, and all of the Company's products are sold to customers both within and outside of the United States. The Company's customers outside of the United States not only place orders through the local service and sales centers, but also place mill-direct orders with any of the Company's manufacturing facilities in the United States. Sales in Europe or elsewhere outside of the United States are not independent of the Company's domestic operations.

Accordingly, the Company's several business components do not separately engage in all of the business activities necessary to earn revenues.

b.        Separate operating results of the several components of the Company's business are not regulary reviewed by the Company's chief executive officer, who functions as the Company’s chief operating decision maker (CODM), to make decisions about resources to be allocated to the component and assess its performance.

Terence O'Brien, Accounting Branch Chief

February 21, 2007

•

Decisions are made and resources are allocated based upon information presented to the CODM on a consolidated basis. Although the monthly financial reports provided to the CODM contain some limited information presented by manufacturing facility and service center, including foreign sales and certain operating data such as freight costs, head count and sales and marketing costs, each facility is primarily treated by the CODM as a cost center. The monthly financial reports present profitability information on a consolidated basis. Profitability is not analyzed by manufacuring facility, service center, geographic region or product form. Examples of the monthly financial reports provided to the CODM, vice presidents and Board of Directors are being provided supplementally to the Staff.

•

The Company's Management Incentive Plan is based upon consolidated financial information, including consolidated EBITDA and balance and availability under the Company's consolidated revolving credit facility as compared to budget. Accordingly, the CODM reviews the performance of the Company's executives on a consolidated basis, rather than based upon the performance of any particular component of the business. The performance of individual members of management, including the various vice presidents in charge of specific products or geographic regions, is also reviewed based in large part upon operational concerns, such as safety, cost control and other manufacturing issues, rather than on the financial performance of the applicable product or region.

c.        Limited discrete financial information is available concerning the Company's component businesses.

•

As stated above, decisions are made and resources are allocated by the CODM based upon the consolidated financial information of the Company as a whole. Although the monthly financial reports contain limited information regarding the costs associated with the various manufacturing facilities, the CODM does not review or evaluate monthly financial statements for the separate subsidiaries or other business components.

Terence O'Brien, Accounting Branch Chief

February 21, 2007

•

Certain limited “standard margin” information is presented on pages 7 and 8 of the financial reports provided supplementally to the Staff in accordance with this letter, however, that information is not related to the primary purpose of the information presented on those pages, which is to calculate an average selling price of the products in question. The standard margin is not used by the Company or by the CODM for decision-making purposes because it is calculated solely based upon internal transfer pricing and does not include any manufacturing variances or purchase price variances. In addition, facility costs that are considered period costs are not included in calculating the standard margin. As a result of these exclusions, the information is not used by, or useful to, the CODM in making decisions or allocating resources. For the same reasons, that information is not useful to investors. Consistent with that line of reasoning, the Company's disclosure in MD&A and elsewhere in our public disclosures has historically been focused on the Company's consolidated net revenues rather than on gross profit margin.

You note that Haynes Wire is operated as a separate subsidiary of the Company and that the Company includes in its MD&A disclosure certain information relating to its production and sale of stainless steel wire. Haynes Wire was acquired by the Company in fiscal 2005 in a transaction that resulted in Haynes Wire being a wholly owned subsidiary of the Company. This structure was used and is maintained, in large part, as a means to isolate liabilities that may exist at Haynes Wire from the remaining assets of the Company and is not intended to establish the wire manufacturing facility as a separate business. In fact, as stated above, the business conducted by Haynes Wire is operated and managed as part of the consolidated business of the Company and not as a separate operating segment. As the Company has stated in its public filings, the Company acquired Haynes Wire as part of its strategy to increase its production capacity for high-performance alloy wire and sales of stainless steel wire were not expected at the time of the acquisition to, and do not today, make up a material portion of its business, nor are they expected to in the future. Current production of stainless steel wire continues primarily to complete certain contracts which were assumed as part of the acquisition. The Company has not dedicated any employees to the production or sale of stainless steel wire. Finally, the monthly financial reports provided to the CODM do not include any sales or profit information for stainless steel wire.

Terence O'Brien, Accounting Branch Chief

February 21, 2007

         The Company has disclosed average selling price and volume information regarding stainless steel wire in order to better explain to the reader the impact of stainless steel wire sales on the Company's financial results. Specifically, the average selling price per pound of stainless steel wire is much lower than the average selling price per pound of high-performance alloy products. The significant number of pounds of stainless steel wire sold by the Company following the acquisition, while declining each year, masked the change in the average selling price per pound of the Company's high-performance alloy products, making it difficult to compare the Company's average selling prices before and after the acquisition. The Company's net revenues from the sale of stainless steel wire represented approximately 3.5% of its consolidated net revenues in fiscal 2006, while the number of pounds of stainless steel wire shipped was approximately 15% of the total pounds shipped by the Company in that period. This discrepancy gave stainless steel wire, a product that the Company has decided to stop producing, a disproportionate effect on the Company's average selling price per pound that management believes should be explained to investors.

The Company's MD&A disclosure regarding higher margin high-performance alloy wire products is based upon the Company's analysis of historical cost information obtained from Branford Wire in the course of due diligence and completion of the Branford Wire acquisition in November 2004. This information showed that Branford’s margins on its stainless steel wire (which was the only product produced by Branford) were then significantly lower than the Company’s consolidated margins at that time. Moreover, the average selling price for high-performance alloy wire is substantially higher than the average selling price of stainless steel wire because stainless steel is a commodity product. Accordingly, the Company believes it currently obtains higher margins on its high-performance alloy wire as a result of the higher average selling price of high-performance alloy compared to stainless steel. However, the Company does not track separately the cost of producing stainless steel wire versus the cost of producing high-performance alloy wire, and therefore cannot precisely quantify any current difference in margins.

Based upon the foregoing, the Company has determined that it has one operating segment.

The Company has instructed us to advise you that the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosures in its filings; (ii) Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Terence O'Brien, Accounting Branch Chief

February 21, 2007

Questions with respect to this response may be directed to the undersigned at the direct dial number appearing above.

Very truly yours,

ICE MILLER LLP

/s/ Stephen J. Hackman Stephen J. Hackman

cc:	Tracey McKoy, SEC Staff Accountant
Francis J. Petro
Marcel M. Martin
Anastacia S. Kilian